CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Protected Absolute Return Barrier Notes	$711,000	$27.94
due 2010

PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 793 to
AMENDMENT NO. 1 TO PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated July 24, 2007	Dated October 14, 2008
Rule 424(b)(2)
$711,000

GLOBAL MEDIUM-TERM NOTES, SERIES F
          Senior Notes

Protected Absolute Return Barrier Notes due October 20, 2010
Based on the Value of the Dow Jones–AIG Commodity IndexSM (Excess Return)
Unlike ordinary debt securities, the notes do not pay interest.  Instead, the notes will pay at maturity the $1,000 stated principal amount of each note plus a supplemental redemption amount that will be paid only if the closing value of the Dow Jones–AIG Commodity IndexSM (Excess Return), which we refer to as the index, remains within the index range specified below at all times throughout the term of the notes.  The supplemental redemption amount, if any, will be based on the absolute value of the return of the index.  Consequently, you will receive a positive supplemental redemption amount whether the value of the index on the index valuation date, which is October 13, 2010, is higher or lower than the initial index value, as long as the closing value of the index remains within the index range at all times.  In no event will the payment at maturity be less than the stated principal amount of $1,000.
•	The stated principal amount and issue price of each note is $1,000.
•	We will not pay interest on the notes.
•
At maturity, you will receive, for each $1,000 stated principal amount of notes, the stated principal amount plus a supplemental redemption amount if the closing value of the index is within the index range on each day during the observation period (see below for more information on the observation period).  The supplemental redemption amount will equal:

➢	if on each day during the observation period the closing value of the index is within the index range, $1,000 times the absolute index return; or
➢	if on any day during the observation period the closing value of the index is outside the index range, $0.
•	The absolute index return will equal the absolute value of (i) the final index value minus the initial index value, divided by (ii) the initial index value.
➢	The initial index value is 144.865, which is the closing value of the index on the day we priced the notes for initial sale to the public, which we refer to as the pricing date.
➢	The final index value will equal the closing value of the index on the index valuation date.
•
The index range includes any value of the index that is (i) greater than or equal to 72.4325, which is the initial index value times 50% and (ii) less than or equal to 217.2975, which is the initial index value times 150%.

•	The observation period is each index business day on which there is no market disruption event during the period from but excluding the pricing date to and including the index valuation date.
•	The appreciation potential of the notes is limited by the index range to a maximum payment at maturity of $1,500, or 150% of the stated principal amount.
•	Investing in the notes is not equivalent to investing in the index or its component commodity contracts.
•	On October 9, 2008, Moody’s Investors Service placed our long-term debt ratings on review for downgrade.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617482CR3.
You should read the more detailed description of the notes in this pricing supplement.  In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes involve risks not associated with an investment in conventional debt securities.  See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

_______________________

PRICE $1,000 PER NOTE
_______________________

	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per note	$1,000	$20	$980
Total	$711,000	$14,220	$696,780

(1) The notes will be issued at $1,000 per note and the agent’s commissions will be $20 per note; provided that the price to public and the agent's commissions for the purchase by any single investor of between $1,000,000 and $2,999,999 principal amount of notes will be $996.25 per note and $16.25 per note, respectively; for the purchase by any single investor of between $3,000,000 and $4,999,999 principal amount of notes will be $994.375 per note and $14.375 per note, respectively; and for the purchase by any single investor of $5,000,000 or more principal amount of notes will be $992.50 per note and $12.50 per note, respectively.
(2) For additional information, see “Supplemental Information Concerning Plan of Distribution” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes in certain jurisdictions outside the United States, see the section of this pricing supplement called “Description of Notes–Supplemental Information Concerning Plan of Distribution.”

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The agent and each dealer represent and agree that they will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

(a)   an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)   an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)    a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)    otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the notes we are offering to you in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes offered are medium-term debt securities of Morgan Stanley.  The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental redemption amount based on the appreciation or depreciation in the Dow Jones–AIG Commodity IndexSM (Excess Return), which we refer to as the index, so long as the index closing value remains within the index range during the observation period.  The supplemental redemption amount, if any, will be based on the absolute return of the index.  Consequently, you will receive a positive supplemental redemption amount whether the value of the index on the index valuation date is higher or lower than the initial index value, as long as the index closing value remains within the index range at all times.

"Dow JonesSM," "AIG®" and "Dow Jones-AIG Commodity IndexSM" are service marks of Dow Jones & Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.

Each note costs $1,000
We, Morgan Stanley, are offering you Protected Absolute Return Barrier Notes due October 20, 2010, Based on the Value of the Dow Jones–AIG Commodity IndexSM (Excess Return), which we refer to as the notes.  The stated principal amount of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

Payment at maturity
Unlike ordinary debt securities, the notes do not pay interest.  Instead, at maturity, for each note that you hold, you will receive the stated principal amount of $1,000 plus a supplemental redemption amount if the index closing value remains within the index range specified below throughout the observation period, as described below.

100% Principal Protection
At maturity, we will pay you at least $1,000 plus the supplemental redemption amount, if any.

Payment at Maturity

The payment at maturity will be calculated as follows: Payment at maturity = $1,000 + supplemental redemption amount

The Supplemental Redemption Amount is Linked to Movements in the Index

The supplemental redemption amount will equal:

•	if on each day during the observation period the index closing value is within the index range, $1,000 times the absolute index return; or

•	if on any day during the observation period the index closing value is outside the index range, $0.

The index range includes any value of the index that is (i) greater than or equal to the initial index value times 50% and (ii) less than or equal to the initial index value times 150%.  The index range can also be expressed as follows:

index range =

> 72.4325 (initial index value x 50%); and

< 217.2975 (initial index value x 150%)

The observation period is each index business day on which there is no market disruption event during the period from but excluding the pricing date to and including the index valuation date, which is October 13, 2010.

The absolute index return is the absolute value of the following formula:

final index value – initial index value
initial index value

The initial index value equals 144.865, which is the index closing value on the pricing date.

The final index value will equal the index closing value on the index valuation date.

In no event will the supplemental redemption amount exceed $400 to $420 because if the final index value is less than 58% to 60% or greater than 140% to 142% of the initial index value, the index closing value will have moved outside the index range and your supplemental redemption amount will equal $0. The notes are designed for investors who are seeking a positive return if the index appreciates or depreciates so long as the index closing value remains within the index range throughout the observation period.

You can review the historical values of the index in the section of this pricing supplement called “Description of Notes—Historical Information” on PS-23.

Investing in the notes is not equivalent to investing in the index or its component commodity contracts.

MSCG will be the calculation agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)), the trustee for our senior notes.  As calculation agent, MSCG has determined the initial index value and will determine the final index value, whether or not the index closing value has moved outside the index range on any day during the observation period and will calculate the amount payable at maturity.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes
The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will be subject to annual income tax based on the comparable yield (as set forth in this pricing supplement) of the notes even though no stated interest will be paid on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes will be treated as ordinary income.  Please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation” and the sections called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes” and “United States Federal Taxation — Tax Consequences to U.S. Holders — Backup Withholding and Information Reporting” in the accompanying prospectus supplement.

If you are a non-U.S. investor, please read the section of this pricing supplement called “Description of Notes — United States Federal Income Taxation — Tax Consequences to Non-U.S. Holders.”

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where you can find more information on the notes
The notes are senior notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated July 24, 2007.  We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes—General Terms of Notes” and “—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Description of Fixed Rate Debt Securities.”

Because this is a summary, it does not contain all the information that may be important to you.  For a detailed description of the terms of the notes, you should read the “Description of Notes” section in this pricing supplement.  You should also read about some of the risks involved in investing in the notes in the section called “Risk Factors.”  The tax treatment of investments in commodity-linked notes such as these differs from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Notes—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE NOTES AT MATURITY

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $1,000 stated principal amount note for a hypothetical range of performance of the index return from -100% to +100% and assumes a hypothetical initial index value of 145.00 and a hypothetical index range which includes all index values greater than or equal to the hypothetical initial index value times 50% and less than or equal to the hypothetical initial index value times 150%.  In this example, the index must move by more than 50% in either direction from the hypothetical initial index value before we would not pay you a supplemental redemption amount.

The following results are based solely on the hypothetical example cited and for the shaded rows, on the assumption that the index closing value has remained within the index range on each day during the observation period.  You should consider carefully whether the notes are suitable to your investment goals.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
290.00	100%	$0	$1,000	0%
253.75	75%	$0	$1,000	0%
218.95	51%	$0	$1,000	0%
217.50	50%	$500	$1,500	50%
203.00	40%	$400	$1,400	40%
191.40	32%	$320	$1,320	32%
168.20	16%	$160	$1,160	16%
156.60	8%	$80	$1,080	8%
150.80	4%	$40	$1,040	4%
146.45	1%	$10	$1,010	1%
145.00	0%	$0	$1,000	0%
143.55	-1%	$10	$1,010	1%
139.20	-4%	$40	$1,040	4%
133.40	-8%	$80	$1,080	8%
121.80	-16%	$160	$1,160	16%
98.60	-32%	$320	$1,320	32%
87.00	-40%	$400	$1,400	40%
72.50	-50%	$500	$1,500	50%
71.05	-51%	$0	$1,000	0%
36.25	-75%	$0	$1,000	0%
0.00	-100%	$0	$1,000	0%

The supplemental redemption amount, if any, will be based on the absolute value of the performance of the index.  Consequently, you will receive a positive supplemental redemption amount whether the value of the index on the index valuation date is higher or lower than the initial index value, as long as the index closing value remains within the index range at all times.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical total returns set forth in the table above are calculated.

Example 1:

The level of the index increases by 8% from the hypothetical initial index value of 145.00 to a final index value of 156.60, and the index closing value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

supplemental redemption amount  = $1,000 x absolute value of [(156.60 – 145.00) / 145.00]  = $80

Therefore, the total payment at maturity per note will be $1,080, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $80.

Example 2:

The level of the index decreases by 8% from the hypothetical initial index value of 145.00 to a final index value of 133.40, and the index closing value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

supplemental redemption amount  = $1,000 x absolute value of [(133.40 – 145.00) / 145.00]  = $80

Therefore, the total payment at maturity per note will be $1,080, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $80.

Example 3:

The level of the index decreases by 1% from the hypothetical initial index value of 145.00 to a final index value of 143.55, and the index closing value remains within the index range at all times throughout the observation period.  Accordingly, the supplemental redemption amount is equal to:

supplemental redemption amount  = $1,000 x absolute value of [(143.55 – 145.00) / 145.00]  = $10

Therefore, the total payment at maturity per note will be $1,010, which is the sum of the $1,000 stated principal amount and a supplemental redemption amount of $10.

Example 4:

The level of the index moves outside the index range on any day during the observation period.  Because the index closing value has moved outside the index range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $1,000 per $1,000 stated principal amount regardless of the final index value.

RISK FACTORS

The notes are not secured debt, are riskier than ordinary debt securities and do not pay interest.  The payment you receive at maturity is linked to the movements of the index.  Investing in the notes is not equivalent to investing directly in the index.  This section describes the most significant risks relating to the notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Unlike ordinary senior notes, the notes do not pay interest
The terms of the notes differ from those of ordinary debt securities in that we will not pay interest on the notes.  Because the supplemental redemption amount may equal zero, the return on your investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security.  Unless the value of the index at maturity has sufficiently increased or decreased over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a supplemental redemption amount based on whether the index closing value remains within the index range throughout the observation period and on the index closing value on the index valuation date.

The notes may not pay more than the stated principal amount at maturity
If on any day during the observation period the index closing value is outside the index range, no supplemental redemption amount will be paid and you will receive only the stated principal amount of $1,000 for each note you hold at maturity.  An increase in Index volatility would increase the likelihood of the index closing value moving outside the index range at some point during the observation period, in which case investors will not receive any supplemental redemption amount at maturity.

Your appreciation potential is limited
The appreciation potential of the notes is limited by the index range to a maximum payment at maturity of $1,500, or 150% of the stated principal amount.  In no event will the supplemental redemption amount exceed $500 because if the final index value is less than 50% or greater than 150% of the initial index value, the index closing value will have moved outside the index range and your supplemental redemption amount will equal $0.  See “Hypothetical Payouts on the Notes at Maturity” on PS-6.

Secondary trading may be limited
There may be little or no secondary market for the notes.  Even if there is a secondary market, it may not provide significant liquidity.  MS & Co. currently intends to act as a market maker for the notes but is not required to do so.  If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be significantly less liquidity in the secondary market, in which case the price at which you would be able to sell your notes would likely be lower than if an active market existed.  If the notes are not listed on any securities exchange and MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the notes.  Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.

If the index closing value moves outside the index range, the market value of the notes will decrease
If on any day during the observation period the index closing value is outside the index range, the market value of the notes will decline below the stated principal amount and will no longer be linked to the value of the index.  If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will receive less than the stated principal amount.

Market price of the notes may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including:

•	the value of the index at any time,

•	whether the index closing value has been outside the index range,

•	the volatility (frequency and magnitude of changes in value) of the index,

•	the market prices of the commodities and the commodity contracts underlying the index, and the volatility of such prices,

•	trends of supply and demand for the commodities underlying the index at any time,

•	interest and yield rates in the market,

•
geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the commodity contracts underlying the index or commodities generally and that may affect the final index value,

•	the time remaining until the notes mature, and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial discount from the stated principal amount if, at the time of sale, the index closing value has been outside of the index range or is close to the lower or upper limit of the index range.

You can review the historical values of the index in the section of this pricing supplement called “Description of Notes—Historical Information” on PS-23.

You cannot predict the future performance of the index based on its historical performance.  In addition, there can be no assurance that the index closing value will remain within the index range during the observation period.  If, on any day during the observation period, the index closing value is outside the index range, you will receive at maturity only the stated principal amount with respect to the notes you hold.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging our obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Several factors have had and may in the future have an effect on the value of the index
Investments, such as the notes, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts may fluctuate significantly over short periods for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the settlement price of the index and the value of your notes in varying and potentially inconsistent ways.

Higher future prices of the index commodities relative to their current prices may adversely affect the value of the index and the value of the notes
The index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the index and, accordingly, the value of the notes.

Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the notes
The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the index and, therefore, the value of the notes.

Adjustments to the index could adversely affect the value of the notes
Dow Jones & Company, Inc., or Dow Jones, in conjunction with AIG Financial Products Corp., or AIG-FP, is responsible for calculating, maintaining and publishing the index.  Dow Jones and AIG-FP can add, delete or substitute the contracts underlying the index or make other methodological changes that could change the official settlement value of the index.  Dow Jones and AIG-FP may discontinue or suspend calculation or dissemination of the index.  Any of these actions could adversely affect the value of the notes.

The publisher of the index may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MSCG, as the calculation agent, will have the sole discretion to determine a substitute or successor index that is comparable to the discontinued index.  In such circumstances, MSCG could have an economic interest that is different than that of investors in the notes insofar as, for example, MSCG is not precluded from considering substitute indices that are calculated and published by MSCG or any of its affiliates and, in the case of the successor index, MSCG will calculate the values of the successor index as described under “Description of the Notes—Discontinuance of the Index; Alteration of Method of Calculation.”

Not equivalent to investing in the index	Investing in the notes is not equivalent to investing in the index or the commodity contracts that underlie this index.

Morgan Stanley’s credit ratings and credit spreads may adversely affect the market value of the notes
Investors are subject to the credit risk of Morgan Stanley and to changes in the market's view of Morgan Stanley's creditworthiness.  Any decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the value of the notes.

The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests
The economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  As calculation agent, MSCG has determined the initial index value and will determine the final index value and whether or not the index closing value is outside the index range on any day during the observation period as well as your payment at maturity.  Determinations made by MSCG, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of any index value in the event of a discontinuance of the index, may affect the payout to you at maturity.  See the sections of this pricing supplement called “Description of Notes—Market Disruption Event” and “—Discontinuance of the Index; Alteration of Method of Calculation.”

The original issue price of the notes includes the agent’s commissions and certain costs of hedging our obligations under the notes.  The subsidiaries through which we hedge our obligations under the notes expect to make a profit.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Hedging and trading activity by MS & Co. and its affiliates could potentially adversely affect the value of the notes
MS & Co. and other affiliates of ours have carried out and will continue to carry out hedging activities related to the notes, including trading in swaps or futures contracts on the index and on the commodity contracts underlying the index.  MS & Co. and some of our other subsidiaries also trade in financial instruments related to the index or the prices of the commodity contracts underlying the index on a regular basis as part of their general broker-dealer, proprietary trading and other businesses.  Any of these hedging or trading activities during the term of the notes could potentially affect the value of the index, whether the index closing value is outside the index range on any day during the observation period and, accordingly, the amount of cash you will receive at maturity.  Additionally, such hedging or trading activities could potentially affect the final index value and, accordingly, the amount of cash you will receive at maturity.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Note” refers to each $1,000 Stated Principal Amount of any of our Protected Absolute Return Barrier Notes Due October 20, 2010, Based on the Value of the Dow Jones–AIG Commodity IndexSM (Excess Return).  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$711,000

Original Issue Date (Settlement Date)	October 21, 2008

Maturity Date
October 20, 2010, subject to extension if the Index Valuation Date is postponed in accordance with the definition thereof.  If the Index Valuation Date is postponed so that it falls less than two scheduled Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second scheduled Business Day following the Index Valuation Date as postponed.  See “––Index Valuation Date” below.

Observation Period	The Observation Period is each Index Business Day on which there is no Market Disruption Event during the period from but excluding the Pricing Date to and including the Index Valuation Date.

Pricing Date	October 14, 2008, the day we priced the Notes for initial sale to the public.

Interest Rate	None

Specified Currency	U.S. dollars

CUSIP Number	617482CR3

Denominations	$1,000 and integral multiples thereof

Stated Principal Amount	$1,000 per Note

Issue Price	$1,000 per Note

Index	Dow Jones–AIG Commodity IndexSM (Excess Return)
Payment at Maturity
At maturity, upon delivery of the Notes to the Trustee, we will pay with respect to the $1,000 Stated Principal Amount of each Note an amount in cash equal to $1,000 plus the Supplemental Redemption Amount, if any, as determined by the Calculation Agent.

We shall, or shall cause the Calculation Agent to (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $1,000 Stated Principal Amount of each Note, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on or prior to the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Supplemental Redemption Amount	The Supplemental Redemption Amount will equal:

•	if on each day during the Observation Period the Index Closing Value is within the Index Range, $1,000 times the Absolute Index Return; or

•	if on any day during the Observation Period the Index Closing Value is outside the Index Range, $0.

The Calculation Agent will calculate the Supplemental Redemption Amount on the Index Valuation Date.

Index Range	The Index Range includes any value of the Index that is:

(i) greater than or equal to 72.4325, which is the Initial Index Value times 50% and

(ii) less than or equal to 217.2975, which is the Initial Index Value times 150%.

The Index Range can also be expressed as follows:

Index Range =

> 72.4325 (Initial Index Value x 50%); and

< 217.2975 (Initial Index Value x 150%)

Absolute Index Return	The Absolute Index Return is the absolute value of the following formula:

Final Index Value – Initial Index Value
Initial Index Value

Initial Index Value	144.865, which is the Index Closing Value on the Pricing Date, as determined by the Calculation Agent.

Index Closing Value
The Index Closing Value on any Index Business Day will equal the official settlement price of the Index published by the Index Publisher, or any Successor Index (as defined under “—Discontinuance of the Index; Alteration of Method of Calculation”).  In certain circumstances, the Index Closing Value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

Final Index Value	The Index Closing Value on the Index Valuation Date, as determined by the Calculation Agent.

Index Valuation Date
October 13, 2010; provided that if the Index Valuation Date is not an Index Business Day, the Index Valuation Date shall be the next succeeding Index Business Day; provided further that if a Market Disruption Event relating to the Index or one or more commodity contracts underlying the Index (each, an “index contract”) occurs on the Index Valuation Date, the Index Closing Value for the Index Valuation Date shall be determined in accordance with the next succeeding paragraph.

If a Market Disruption Event relating to the Index or any index contract occurs on the Index Valuation Date, the Calculation Agent will calculate the Index Closing Value using a price (i) for each index contract that did not suffer a Market Disruption Event on the Index Valuation Date, the official settlement price of such index contract on the Index Valuation Date and (ii) for each index contract that did suffer a Market Disruption Event on such date, the official settlement price of such index contract on the first succeeding Trading Day on which no Market Disruption Event is existing with respect to such index contract; provided that, if a Market Disruption Event occurs with respect to such index contract on each of the three Trading Days immediately succeeding the Index Valuation Date, the Calculation Agent will use a price for such index contract equal to the arithmetic mean, as determined by the Calculation Agent on the fourth Trading Day immediately succeeding the Index Valuation Date, of the prices of such index contract determined by at least three independent leading dealers, selected by the Calculation Agent, in the underlying market for such index contract, taking into consideration the latest available quote for such index contract and any other information in good faith deemed relevant by such dealers.  Quotes of Morgan Stanley & Co. Incorporated or any of its affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the quotes obtained.  In the event prices from at least three dealers are not obtained, the Calculation Agent will make a good faith estimate of the price of the relevant index contract and, using that price, determine the Index Closing Value.  In calculating the Index Closing Value in the circumstances described in this paragraph, the Calculation Agent shall use the formula for calculating the Index last in effect prior to the occurrence of a Market Disruption Event.

Index Business Day	Any day on which the official settlement price of the Index is scheduled to be published.

Relevant Exchange	Relevant Exchange means the primary exchange or market of trading for any contract or commodity then included in the Index or any Successor Index.

Trading Day	A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange(s) for the applicable commodity contracts.

Market Disruption Event
Market Disruption Event means, with respect to the Index or any index contract, any of a Price Source Disruption, Trading Disruption, Disappearance of Commodity Reference Price, Tax Disruption, Material Change in Formula or Material Change in Content.

Price Source Disruption
Price Source Disruption means a (i) the temporary failure of the Index Publisher to announce or publish the Index Closing Value (or the value of any Successor Index, if applicable) (or the information necessary for determining the Index Closing Value (or the value of any Successor Index, if applicable)) or (ii) the temporary discontinuance or unavailability of the Index.

Trading Disruption	Trading Suspension means the material suspension of, or material limitation imposed on, trading in any of the index contracts on the Relevant Exchange for such contract or commodity.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means (i) the permanent discontinuance of trading in any of the index contracts on the Relevant Exchange, (ii) the disappearance of, or of trading in, any of the commodities underlying the Index or (iii) the disappearance or permanent discontinuance or unavailability of the Index Closing Value, notwithstanding the availability of the price source or the status of trading in the relevant futures contracts.

For purposes of this definition, a discontinuance of publication of the Index shall not be a Disappearance of Commodity Reference Price if MSCG shall have selected a Successor Index in accordance with “Description of the Notes—Discontinuance of the Index; Alteration of Method of Calculation.”

Material Change in Formula	Material Change in Formula means the occurrence since the date of this pricing supplement of a material change in the formula for, or the method of calculating, the Index Closing Value.

Material Change in Content	Material Change in Content means the occurrence since the date of this pricing supplement of a material change in the content, composition or constitution of the Index.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on any day that would otherwise be the Index Valuation Date from what it would have been without that imposition, change or removal.

Discontinuance of the Index; Alteration of
Method of Calculation
If, following the Original Issue Date, the Index Publisher discontinues publication of the Index and the Index Publisher or another entity (including MSCG) publishes a successor or substitute index that MSCG, as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on the Index Business Day that any Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the Notes, within three Business Days of such selection.  We expect that such notice will be passed on to you, as a beneficial owner of the Notes, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If, following the Original Issue Date, the Index Publisher ceases to publish the Index and no other entity undertakes to publish a commodity index using the same methods of computation and the same composition of futures contracts as in effect immediately prior to such cessation, then the Index Closing Value will be calculated by the Calculation Agent in accordance with the formula used to calculate the Index and composition of the futures contracts of the Index on the last day on which the Index was published.

If the Index Publisher changes its method of calculating the Index in any material respect, the Calculation Agent may make adjustments necessary in order to arrive at a calculation of value comparable to the Index as if such changes or modifications had not been made and calculate any Index Closing Value in accordance with such adjustments.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the Notes.

Book Entry Note or Certificated Note
Book Entry.  The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Notes.  Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book entry notes, please read “Forms of Securities—The Depositary” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent	Morgan Stanley & Co. Incorporated and its successors (“MS & Co.”)

Calculation Agent	Morgan Stanley Capital Group Inc. and its successors (“MSCG”).

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per Note will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of Notes will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Index Value, the Final Index Value, whether or not the Index Closing Value has moved outside the Index Range on any day during the Observation Period, the Payment at Maturity and whether a Market Disruption Event has occurred.  See “—Discontinuance of the Index; Alteration of Method of Calculation” and “—Market Disruption Event” above.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable for each Note upon any acceleration of the Notes (the “Acceleration Amount”) will be equal to $1,000 plus the Supplemental Redemption Amount, if any, determined as though the Observation Period ended at 4:00 p.m. on the date of acceleration and using the Index Closing Value on the date of such acceleration as the Final Index Value.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes as promptly as possible and in no event later than two Business Days after the date of acceleration.

Index Publisher	Dow Jones & Company, Inc., in conjunction with AIG Financial Products Corp., or any successor publisher of the Index.

The Dow Jones–AIG
Commodity IndexSM (Excess Return)
We have derived all information contained in this pricing supplement regarding the Dow Jones–AIG Commodity Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information.  Such information reflects the policies of, and is subject to change by, Dow Jones and AIG Financial Products

Corp. (“AIG-FP”). The Index was designed by Dow Jones and AIG-FP and is calculated, maintained and published by Dow Jones, in conjunction with AIG-FP. We make no representation or warranty as to the accuracy or completeness of such information.

The Index reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities underlying the Index.  The value of the Index is computed on the basis of hypothetical investments in the basket of commodities that make up the Index.

The Notes are linked to the Dow Jones–AIG Commodity Index and not the Dow Jones–AIG Commodity Index Total Return.  The Dow Jones–AIG Commodity Index reflects returns that are potentially available through an unleveraged investment in the components of that index.  The Dow Jones–AIG Commodity Index Total Return is a total return index which, in addition to reflecting the same returns of the Dow Jones–AIG Commodity Index, reflects interest that could be earned on cash collateral invested in hypothetical one-month U.S. Treasury bills.

Overview

The Index was introduced in July 1998 to provide a unique, diversified and liquid benchmark for commodities as an asset class.  The Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities.  An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.  The commodities included in the Index for 2008 are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.  Futures contracts on the Index are currently listed for trading on the Chicago Board of Trade (“CBOT”).

The Index is a proprietary index that Dow Jones and AIG-FP developed and that Dow Jones, in conjunction with AIG-FP, calculates.  The methodology for determining the composition and weighting of the Index and for calculating its value is subject to modification by Dow Jones and AIG-FP at any time.

The Dow Jones–AIG Commodity Index Supervisory Committee

Dow Jones and AIG-FP have established the Dow Jones–AIG Commodity Index Supervisory Committee (the “Committee”) to assist them in connection with the operation of the Index.  The Committee includes prominent members of the financial, academic and legal communities and meets annually to consider any changes to be made to the Index for the coming year.  The Committee may also meet at such other times as may be necessary.

As described in more detail below, the Index is reweighted and rebalanced each year in January on a price-percentage basis. The annual weightings for the Index are determined each year in June by AIG-FP. Following the Committee’s annual meeting in June or July, the annual weightings are publicly announced in July.

Composition of the Index

Commodities Available For Inclusion in the Index

With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metal Exchange (“LME”), each of the commodities with the potential for inclusion in the Index is the subject of a futures contract that trades on a U.S. exchange.

The 23 potential commodities currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

The 19 commodities underlying the Index selected for 2008 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc.

Designated Contracts for Each Commodity

A futures contract known as a Designated Contract is selected for each commodity.  With the exception of several LME contracts, where the Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, the Committee selects the futures contract that is traded in North America and denominated in dollars.  If more than one such contract exists, the Committee selects the most actively traded contract.  Data concerning this Designated Contract will be used to calculate the Index.  The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract.  The Designated Contracts for the commodities included in the Index for 2008 are as follows:

Commodity	Designated Contract	Exchange	Target Weighting**
Aluminum	High Grade Primary Aluminum	LME	7.11
Coffee	Coffee “C”	CSCE	3.00
Copper*	High Grade Cooper	COMEX	7.04
Corn	Corn	CBOT	5.66
Cotton	Cotton	NYCE	2.48
Crude Oil	Light, Sweet Crude Oil	NYMEX	13.16
Gold	Gold	COMEX	7.40
Heating Oil	Heating Oil	NYMEX	3.82
Lean Hogs	Lean Hogs	CME	2.55
Live Cattle	Live Cattle	CME	4.89
Natural Gas	Henry Hub Natural Gas	NYMEX	12.24
Nickel	Primary Nickel	LME	2.79
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending	NYMEX	3.78
Silver	Silver	COMEX	2.72
Soybean Oil	Soybean Oil	CBOT	2.81
Soybeans	Soybeans	CBOT	7.63

Commodity	Designated Contract	Exchange	Target Weighting**
Sugar	World Sugar No. 11	CSCE	3.19
Wheat	Wheat	CBOT	4.70
Zinc	Special High Grade Zinc	LME	3.03

*    The Index uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting for the Index.

**    The Committee reviews and sets the target weightings of the 19 commodities currently included in the Index on an annual basis with the new target weightings taking effect each January.  The column in the above table titled “Target Weighting” reflects the target weightings for 2008.

In addition to the commodities set forth in the above table, lead, platinum and tin also are considered for inclusion in the Index.

The composition of the Index is recalculated by AIG-FP in June of each year, under the supervision of the Committee, taking in account the relative liquidity and production percentages for each commodity designated for potential inclusion in the Index.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Index are assigned to “Commodity Groups”.  The Commodity Groups, and the commodities currently included in each Commodity Group, are as follows:

Commodity Group	Commodity
Energy:	Crude Oil
Heating Oil
Natural Gas
Unleaded Gasoline
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Oil
Wheat
Softs:	Cocoa
Coffee
Cotton
Sugar

Annual Reweightings and Rebalancings of the Index

The Index is reweighted and rebalanced each year in January on a price-percentage basis.  The annual weightings for the Index are determined each year in June by AIG-FP under the supervision of the Committee, announced in July and implemented the following January.

Determination of Relative Weightings

The relative weightings of the component commodities included in the Index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively.  Each June, for each commodity designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”).  The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index.  The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index.  The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity.  This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Index (the “Index Commodities”) and their respective percentage weights.

The Index is designed to provide diversified exposure to commodities as an asset class.  To ensure that no single commodity or commodity sector dominates the Index, the following diversification rules are applied to the annual reweighting and rebalancing of the Index as of January of the applicable year:

•	No related group of commodities designated as a “Commodity Group” e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Index.

•	No single commodity may constitute more than 15% of the Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the Index.

•	No single commodity that is in the Index may constitute less than 2% of the Index.

Following the annual reweighting and rebalancing of the Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the Index by calculating the new unit weights for each Index Commodity.  Towards the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement values on that date for Designated Contracts included in the Index, are used to determine a “Commodity Index Multiplier” or “CIM” for each Index Commodity.  This CIM is used to achieve the percentage weightings of the Index Commodities, in dollar terms, indicated by their respective CIPs.  After the CIMs are calculated, they remain fixed throughout the year.  As a result, the observed price percentage of each Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The Index is calculated by Dow Jones, in conjunction with AIG-FP, by applying the impact of the changes to the futures prices of commodities included in the Index (based on their relative weightings).  Once the CIMs are determined as discussed above, the calculation of the Index is a mathematical process whereby the CIMs for the Index Commodities are multiplied by the prices in U.S. dollars for the applicable Designated Contracts.  These products are then summed.  The percentage change in this sum is then applied to the prior Index value to calculate the current Index value.

The Index is a Rolling Index

The Index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity.  In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased.  The rollover for each contract occurs over a period of five Index Business Days each month according to a pre-determined schedule.  This process is known as “rolling” a futures position.  The Index is, therefore, a “rolling index”.

Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Index will be adjusted in the event that AIG-FP determines that any of the following Index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Index on that day,

•	the settlement value of any futures contract used in the calculation of the Index reflects the maximum permitted price change from the previous day's settlement value,

•	the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Index, or

•	with respect to any futures contract used in the calculation of the Index that trades on the LME, a business day on which the LME is not open for trading.

Historical Information
The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, of the Index for each quarter in the period from January 1, 2003 through October 14, 2008.  The Index Closing Value on October 14, 2008 was 144.865.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.

The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the value of the Index on the Index Valuation Date.  We cannot give you any assurance that the Index Closing Value will remain within the Index Range over the term of the Notes so that you will receive any Supplemental Redemption Amount.

	High	Low	Period End
2003
First Quarter	125.049	111.198	113.171
Second Quarter	120.826	110.966	115.788
Third Quarter	121.322	114.021	120.898
Fourth Quarter	137.320	121.139	135.269
2004
First Quarter	151.691	136.818	150.837
Second Quarter	154.994	143.289	144.034
Third Quarter	153.175	140.991	153.175
Fourth Quarter	159.294	141.271	145.604
2005
First Quarter	165.246	142.180	162.094
Second Quarter	162.389	146.078	152.885
Third Quarter	179.069	154.107	178.249
Fourth Quarter	180.240	163.358	171.149
2006
First Quarter	174.224	158.780	165.194
Second Quarter	187.628	164.723	173.235
Third Quarter	179.962	156.587	159.957
Fourth Quarter	175.214	156.075	166.509
2007
First Quarter	173.503	155.880	171.963
Second Quarter	176.484	168.522	169.671
Third Quarter	179.715	161.062	178.250
Fourth Quarter	185.568	172.123	184.964

	High	Low	Period End
2008
First Quarter	219.093	181.157	201.598
Second Quarter	234.115	199.566	233.034
Third Quarter	237.953	167.391	167.776
Fourth Quarter (through October 14, 2008)	167.484	142.165	144.865

The following graph shows the daily Index Closing Values from January 2, 2003 through October 14, 2008.  We obtained the information in the graph from Bloomberg Financial Markets, without independent verification.

Performance of the Index –
Daily Index Closing Values from January 2, 2003 to October 14, 2008

License Agreement among Dow Jones,
AIG-FP and Morgan Stanley
Dow Jones, AIG-FP and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley of the right to use the Index, which is published by Dow Jones, in connection with certain securities, including the Notes.

The license agreement between Dow Jones, AIG-FP and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, American International Group, Inc. (“American International Group”), AIG-FP or any of their subsidiaries or affiliates.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly.  The only relationship of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates to Morgan Stanley is the licensing of certain trademarks, trade names and service marks and of the Index, which is determined, composed and calculated by Dow

Jones in conjunction with AIG-FP without regard to Morgan Stanley or the Notes.  Dow Jones and AIG-FP have no obligation to take the needs of Morgan Stanley or the owners of the Notes into consideration in determining, composing or calculating the Index.  None of Dow Jones, American International Group, AIG-FP or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates shall have any obligation or liability, including, without limitation, to Notes customers, in connection with the administration, marketing or trading of the Notes.  Notwithstanding the foregoing, AIG-FP, American International Group and their respective subsidiaries and affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by Morgan Stanley, but which may be similar to and competitive with the Notes.  In addition, American International Group, AIG-FP and their subsidiaries and affiliates actively trade commodities, commodity indexes and commodity futures (including the Index), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures.  It is possible that this trading activity will affect the value of the Index, and Notes.

This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodities underlying any of the Index components.  Purchasers of the Notes should not conclude that the inclusion of a futures contract in the Index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates.  The information in this pricing supplement regarding the Index components has been derived solely from publicly available documents.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates has made any due diligence inquiries with respect to the Index components in connection with the Notes.  None of Dow Jones, American International Group, AIG-FP or any of their subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the Index components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES–AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN AND NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY

LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES–AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  NONE OF DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES–AIG COMMODITY INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, AMERICAN INTERNATIONAL GROUP, AIG-FP OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, AIG-FP AND MORGAN STANLEY, OTHER THAN AMERICAN INTERNATIONAL GROUP.

 “Dow Jones,” “AIG®” “Dow Jones–AIG Commodity IndexSM” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, as the case may be, and have been licensed for use for certain purposes by Morgan Stanley.  The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG-FP, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in the Notes.

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The original Issue Price of the Notes includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in swaps and futures contracts on the commodity contracts underlying the Index. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling swaps and futures contracts on the commodity contracts underlying the Index or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Index Valuation Date.  We cannot give any assurance that our hedging activities will not affect the value of the Index and, therefore, adversely affect the value of the Notes or the payment that you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution
Under the terms and subject to conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the Aggregate Principal Amount of Notes set forth on the cover of this pricing supplement. The Agent proposes initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement; provided that the price will be $996.25 per Note and the agent’s commissions will be $16.25 per Note for the purchase by any single investor of greater than or equal to $1,000,000 and less than $3,000,000 principal amount of Notes, the price will be $994.375 per Note and the agent’s commissions will be $14.375 per Note for the purchase by any single investor of greater than or equal to $3,000,000 and less than $5,000,000 principal amount of Notes and the price will be $992.50 per Note and the agent’s commissions will be $12.50 per Note for the purchase by any single investor of greater than or equal to $5,000,000 principal amount of Notes.  The Agent may allow a concession not in excess of the applicable sales commission to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that concessions allowed to dealers in connection with the offering may be reclaimed by the Agent, if, within 30 days of the offering, the Agent repurchases the Notes distributed by such dealers.  After the initial offering of the Notes, the Agent may vary the offering price and other selling terms from time to time.

We expect to deliver the Notes against payment therefor in New York, New York on October 21, 2008, which will be the fifth scheduled Business Day following the date of this pricing supplement.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account.  The Agent must close out any naked short position by purchasing the Notes in the open market.  A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, Notes in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of Notes.  See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission). The Notes may not be offered or sold in the

Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("SFO") and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement, the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)    a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company).  Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available.  Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Income Taxation
The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to the discussion set forth in the accompanying prospectus supplement in the section called “United States Federal Taxation.”

Tax Consequences to U.S. Holders

Please read the discussions in the sections called “United States Federal Taxation – Tax Consequences to U.S. Holders – Notes – Optionally Exchangeable Notes” and “United States Federal Taxation – Tax Consequences to U.S. Holders – Backup Withholding and Information Reporting” of the accompanying prospectus supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be subject to annual income tax based on the “comparable yield” (as described in the accompanying prospectus supplement), in each year that they hold the Notes even though no stated interest will be paid on the Notes. As a result, U.S. Holders will be subject to annual income tax on the amount of accrued original issue discount (“OID”), as discussed in the accompanying prospectus supplement.  In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the Notes will be treated as ordinary income.

We have determined that the comparable yield is an annual rate of 6.1738% compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,129.3686 due at maturity.

Based on the comparable yield set forth above, the following table states the amount of OID (without taking into account any adjustments to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the Notes) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year):

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2008	$11.8331	$11.8331
January 1, 2009 through June 30, 2009	$31.2343	$43.0674
July 1, 2009 through December 31, 2009	$32.1984	$75.2658
January 1, 2010 through June 30, 2010	$33.1924	$108.4582
July 1, 2010 through the Maturity Date	$20.9104	$129.3686

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID  and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

Tax Consequences to Non-U.S. Holders

If you are a non-U.S. investor, please read the discussion under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of an investment in the Notes.  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the Notes.